Copper North Mining Corp.

Interim Consolidated Financial Statements

September 30, 2011

(Expressed in Canadian Dollars)

October 14, 2011

Independent Auditor’s Report

To the Directors of Copper North Mining Corp.

We have audited the accompanying consolidated financial statements of Copper North Mining Corp., which comprise the consolidated balance sheet as at September 30, 2011 and the consolidated statement of loss and comprehensive loss for the period of August 3, 2011 to September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Copper North Mining Corp. as at September 30, 2011, and its financial performance for the period of August 3, 2011 to September 30, 2011 in accordance with International Financial Reporting Standards.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Copper North Mining Corp.
Consolidated Balance Sheet

		September 30, 2011

Expressed in Canadian dollars	Note	$

ASSETS

Cash	-	1

ASSETS		1

LIABILITIES

Accounts Payable and Accrued Liabilities		6,925
Due to Parent		4,475

LIABILITIES		11,400

SHAREHOLDER’S EQUITY

Share Capital	4	1
Deficit		(11,400)

SHAREHOLDER’S EQUITY		(11,399)

LIABILITIES AND SHAREHOLDER’S EQUITY		1

Incorporation and Nature of Operations	1

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of this financial statement	- 3 -

Copper North Mining Corp.
Consolidated Statement of Loss and Comprehensive Loss

August 3, 2011 (incorporation) to September 30, 2011

Expressed in Canadian dollars	$

ADMINISTRATIVE EXPENSES
Office and administration	2,000
Shareholder communication	9,400

LOSS AND COMPREHENSIVE LOSS	11,400

BASIC AND DILUTED LOSS PER SHARE	11,400

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1

The accompanying notes are an integral part of this financial statement	- 4 -

Copper North Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2011

1.         INCORPORATION AND NATURE OF OPERATIONS

Copper North Mining Corp. (“Copper North” or the “Company”) was incorporated under the Business Corporations Act of the Province of British Columbia on August 3, 2011. Its head office is located at 1111 West Georgia Street, Vancouver, BC. The Company is a wholly-owned subsidiary of Western Copper Corporation (“Western Copper”).

Following the completion of the transaction described in note 5, the Company will be an exploration stage enterprise in the mineral resource industry.

2.         ACCOUNTING POLICIES

a.     Basis of presentation

The Company’s financial statements have been prepared using International Financial Reporting Standards (“IFRS”).

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The financial statements of the Company, at September 30, 2011, are prior to the Company commencing any operating activities, except for the issuance of shares as disclosed in note 4.

b.     Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company, including its subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

c.     Currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Company and its subsidiaries is the Canadian dollar.

d.     Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

Copper North Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2011

e.     Financial instruments

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or where appropriate, a shorter period.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

3.         RELATED PARTY TRANSACTIONS

As of September 30, 2011, the Company had amounts owing to its parent company, Western Copper, for invoices paid on the Company’s behalf totaling $4,475 (August 3, 2011 - $Nil). Amounts due to Western Copper are non-interest bearing and are payable on demand.

4.         SHARE CAPITAL

a.     Authorized

Unlimited number of common shares without par value

b.     Issued

1 common share for $1

5.         SUBSEQUENT EVENT – PLAN OF ARRANGEMENT

On October 3, 2011, the shareholders of Western Copper approved a plan of arrangement (the “Arrangement”) involving Western Copper and two of its subsidiaries: Copper North, and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western Copper will transfer 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash to Copper North and 100% interest in the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper will then change its name to Western Copper and Gold Corp. (“Western Gold”) and distribute the common shares of Copper North and NorthIsle to its shareholders.

Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper shareholders.

Copper North Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2011

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder does not participate in the respective company; in which case the stock options will expire at the end of one year.

The Supreme Court of British Columbia granted the final order approving the Arrangement under the Business Corporations Act (British Columbia) on October 4, 2011. The transaction is expected to close on October 17, 2011.